Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-126811

May 9, 2007

INSIDE BARCLAYS BANK PLC

Barclays Bank PLC is the principal subsidiary of Barclays PLC, one of the largest financial services companies in the world. Operating in more than 50 countries and with over 123,000 permanent employees, Barclays provides banking, investment banking, and asset management services for over 27 million customers and clients globally.

FACTS ABOUT BARCLAYS

•	Based in the UK, Barclays maintains a large global presence across Europe, the United States, Africa and Asia.

•	Barclays has been involved in banking for over 300 years, making it one of the most established financial services companies in the world.

•	By market capitalization, Barclays is one of the largest financial services companies in the world.

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In the U.S., Barclays maintains significant operations in two businesses: Barclays Capital, one of the world’s fastest growing investment banks; and Barclays Global Investors, the largest money manager in the United States[1].

CREDIT PROFILE

Barclays is highly capitalized with a balance sheet of over £997 million2 and views its strong credit rating and disciplined approach to capital management as a source of competitive advantage. The lowest rating Barclays Bank PLC has had in the past 20 years is AA/Aa2/AA.

Current credit ratings

Rating agency	Long-term rating
Standard & Poor’s	AA
Moody’s	Aa1
Fitch	AA+

A credit rating is subject to revision or withdrawal at any time by the assigning rating organization and there is no assurance that a credit rating will remain in effect for any given period of time or that it will not be lowered, suspended or withdrawn entirely by the applicable rating agency.

[1]July	2006, Institutional Investor.
[2]December	2006

FINANCIAL HIGHLIGHTS

AWARDS AND RANKINGS FOR BARCLAYS BUSINESSES

Barclays Global Investors

•	No. 1 Index manager (Pensions & Investments, 9/06)

•	Best Global Fund Manager (Euromoney, 5/06)

•	No. 1 ETF manager (Pensions & Investments, 5/06)

•	Europe’s Biggest Hedge Fund Manager (Institutional Investor’s Alpha, 4/06)

Barclays Capital

•	Structured Products House of the Year (Risk Awards, 1/07)

•	Commodities House of the Year for two years running (Structured Products-European Awards, 11/06)

•	U.S. Equity Derivatives House of the Year (Derivatives Week, 11/06)

•	European Bond House of the Decade (Financial News, 6/06)

INSIDE BARCLAYS BANK PLC

“BGI” may be used to refer to Barclays Global Investors and its affiliates. Barclays Global Investors, N.A., a national banking association operating as a limited purpose trust company, manages collective investment products and services and provides fiduciary and custody services to various institutional investors. Barclays Global Fund Advisors (BGFA) provides investment advisory services to U.S. registered exchange traded funds and other registered investment company products. Barclays Global Investors Services (BGIS) provides marketing support to certain distributors of registered investment companies and other registered securities. BGFA and BGIS are majority-owned subsidiaries of Barclays Global Investors, N.A., which along with Barclays Capital Inc. are subsidiaries of Barclays Bank PLC. BGI is located at 45 Fremont Street, San Francisco, CA 94105

An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors” in the applicable prospectus.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before your invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-76-iPath, or you may request a copy from any other dealer participating in the offering.

Barclays Global Investors Services, a subsidiary of Barclays Global Investors, N.A.(“BGINA”), assists in the promotion of the Securities. Barclays Global Investors, N.A. and Barclays Capital Inc. (“BCI”) are affiliates of Barclays Bank PLC.

iPath ETNs (the “Securities”) are unsecured obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the Securities include limited portfolio diversification, uncertain principal repayment, and illiquidity. The investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the value of the relevant index has increased. An investment in iPath ETNs may not be suitable for all investors.

The securities may be sold throughout the day on the exchange through any brokerage account. There are restrictions on the minimum number of Securities you may redeem directly with the issuer, and on the dates on which you may redeem them, as specified in the applicable prospectus. Sales in the secondary market may result in significant losses.

©2007 BGINA. All rights reserved. iPath, iPath ETNs and the iPath logo are servicemarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners. 4424-iP-0407 651-6SP-4/07

Not FDIC Insured    •    No Bank Guarantee    •    May Lose Value

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